NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS CLOSES SECONDARY OFFERING OF COMMON SHARES

Edmonton, Alberta, August 7, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) completed an offering of its common shares (“Common Shares”), with a reduced number of shares from a previous announcement.  The completed offering consisted of a secondary offering of 8,264,427 Common Shares at a price of US$17.00 or C$18.12, which included 1,090,253 Common Shares sold pursuant to the exercise of an over-allotment option granted to the underwriters in connection with the offering.  The Company determined not to complete its previously announced primary offering.

The following is a description of the interest of two of the principal selling shareholders who sold shares in the offering in accordance with Canadian securities laws.

The Sterling Group

In connection with the completion of the offering, Sterling Group Partners I, L.P. has control or direction over an aggregate 4,626,265 Common Shares, which represents approximately 12.94 per cent of the issued and outstanding Common Shares.

Sterling Group Partners I GP, L.P., the general partner of Sterling Group Partners I, L.P., is an affiliate of The Sterling Group, L.P.  The address of Sterling Group Partners I, L.P. is Eight Greenway Plaza, Suite 702, Houston, Texas 77046.

The Company has been advised that the Common Shares held by Sterling Group Partners I, L.P. were acquired in the ordinary course of Sterling Group Partners I, L.P.’s business.  Sterling Group Partners I, L.P. intends to monitor and evaluate the Company’s financial situation, operations and prospects, the market price of the Common Shares, the environment of the securities markets, as well as general economic and industry conditions as a whole.  Based on their assessments and the conditions below, Sterling Group Partners I, L.P. may make additional purchases, sell or transfer Common Shares over which they may be considered to have control or direction from time to time in public or private transactions.  Alternatively, they may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Shares or other securities.  This may cause Sterling Group Partners I, L.P. to distribute Common Shares or other securities in kind to its partners.  Any of these transactions may occur at any time or from time to time and are subject to: (i) the restrictions contained in a lock-up agreement entered into by Sterling Group Partners I, L.P. in favour of the underwriters for the Offering and (ii) applicable law.

NEWS RELEASE

Genstar Capital

In connection with the completion of the Offering, Genstar Capital Partners III, L.P. and Stargen III, L.P. sold all Common Shares they held in the Corporation.

Genstar Capital III, L.P. is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P.  Genstar III GP LLC is the sole general partner of Genstar Capital III, L.P.

The Company has been advised that the Common Shares held by Genstar Capital Partners III, L.P. and Stargen III, L.P. were acquired during Genstar Capital Partners III, L.P. and Stargen III, L.P.’s ordinary course of business.  On an on-going basis, Genstar Capital Partners III, L.P. and Stargen III, L.P. plan to evaluate the Company’s financial situation, operations and prospects, the market price of the Common Shares, the environment of the securities markets, as well as general economic and industry conditions as a whole.  Based on their assessments and the conditions below, Genstar Capital Partners III, L.P. and Stargen III, L.P. may make additional purchases from time to time in public or private transactions.  Any of these transactions may occur at any time, or from time to time, and are subject to: (i) the restrictions contained in a lock-up agreement entered into by Genstar Capital Partners III, L.P. and Stargen III, L.P. in favour of the underwriters for the Offering and (ii) applicable law.

******************

For more information with respect to the shareholders described above, or a copy of the report which may be filed by them in connection with the foregoing and in accordance with applicable Canadian securities laws, please contact:

Sterling Group Partners I, L.P.
Eight Greenway Plaza, Suite 702
Houston, Texas 77046
John Hawkins: 713-877-8257

Genstar Capital Partners III, L.P. and Stargen III, L.P.
Four Embarcadero Center, Suite 1900
San Francisco, California 94111
Richard Paterson: 415-834-2350

NEWS RELEASE

******************

The information provided in this news release is not an admission that any entity named in this release is a joint actor with any other entity named in this press release.  The information relating to the Company’s principal shareholders was provided by each shareholder.  This news release shall not constitute an offer to sell or a solicitation of an offer to buy any Common Shares in any province, territory or state in which such offer or solicitation would be unlawful.

******************

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

NEWS RELEASE

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca